
Mail Stop 3561                                    October 22, 2015

<u>Via E-mail</u>
Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia V6E3V7
Canada

> **Re:    Hard Creek Nickel Corporation**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 000-52326**

Dear Mr. Fiddler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Item 3.A. Selected Financial Data, page 7

1.     Please revise to also include selected financial data in accordance with IFRS for the years ended December 31, 2011 and December 31, 2010. Refer to Item 3.A.1 of Form 20-F.

Item 15. Controls and Procedures, page 47

2.     In light of the amendment to your Form 20-F requested in the next comment below, please tell us whether you continue to believe both your internal control over financial reporting and your disclosure controls and procedures were effective as of December 31, 2014 and the factors you considered to support these conclusions. Alternatively, please revise your disclosures, if appropriate, to state both your internal control over financial reporting and your disclosure controls and procedures were not effective, and the reasons

why they were not effective.  Please also revise your disclosures to clearly state whether you used the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of your internal control over financial reporting.

<u>Item 18.  Financial Statements, page 49</u>

3.      Please amend your Form 20-F to include audited financial statements for each of the latest three years, rather than just the two years you currently present.  Refer to Item 8.A.2 of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;  and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining